UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): April 13, 2010



THE DIXIE GROUP

THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101,Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.   Other Events

On April 13, 2010, The Dixie Group, Inc. received confirmation of a fixed rate swap agreement for $25,000,000 for the period of May 11, 2010 to May 11, 2013 at a rate of 2.38%. This swap agreement will be effective upon expiration of the current $30,000,000 notional amount swap.

Item 9.01   Financial Statements and Exhibits
   (d)   Exhibits
            (10.1)   Confirmation of terms and conditions of the Transaction entered into between The Dixie Group, Inc. and Bank of America, N.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 19, 2010   **THE DIXIE GROUP, INC.**

                              By: /s/ Jon A. Faulkner
                              Jon A. Faulkner
                              Chief Financial Officer

EXHIBIT 10.1

Bank of America
Merrill Lynch

To:	The Dixie Group Inc
	Dalton
	GA 307214974
	United States
Attn:	Gary Harmon
Telephone:	706 876 5851
Fax:	706 876 5896
cc:	Michael Hampton
Telephone:	706 876 5849
Fax:	706 876 5894
From:	Bank of America, N.A.
	200 N College Street
	Charlotte
	North Carolina 28255-0001
	U.S.A.
Department:	Swaps Operations
Telephone:	(+1) 980 388 2658
Fax:	(+1) 866 255 1444
Date:	7th April 2010
Our Reference No:	56389107 / 56394267
Reference Name:	Lawrence Kalis
Internal Tracking No:	56389107

Dear Sir/Madam,

The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into between The Dixie Group Inc and Bank of America, N.A. (each a "party" and together "the parties") on the Trade Date specified below (the "Transaction"). This letter agreement constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below (the "Agreement").

The definitions and provisions contained in the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., (the "Definitions") are incorporated into this Confirmation. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement dated as of 14th May 2002, as amended and supplemented from time to time, between the parties. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

In this Confirmation "Party A" means Bank of America, N.A. and "Party B" means The Dixie Group Inc.

General Terms:

The terms of the particular Transaction to which this Confirmation relates are as follows:

Notional Amount:	USD 25,000,000.00
Trade Date:	7th April 2010
Effective Date:	11th May 2010
Termination Date:	11th May 2013

Fixed Amounts:

Fixed Rate Payer:	Party B
Fixed Rate Payer Payment Dates:	The 11th of each Month, commencing on 11th June 2010 and ending on the Termination Date, subject to adjustment in accordance with the Modified Following Business Day Convention
Fixed Rate:	2.38000 per cent

Fixed Rate Day
Count Fraction: Actual/360

Floating Amounts:

Floating Rate Payer: Party A

Floating Rate Payer
Payment Dates: The 11th of each Month, commencing on 11th June 2010
                                     and ending on the Termination Date, subject to adjustment
                                     in accordance with the Modified Following Business Day
                                     Convention

Floating Rate for initial
Calculation Period: to be determined

Floating Rate Option: USD-LIBOR-BBA

Designated Maturity: 1 Month

Spread: None

Floating Rate Day
Count Fraction: Actual/360

Reset Dates: First day of each Calculation Period

Business Days:	London and New York

Early Termination:

Optional Early Termination:	Applicable
Option Style:	Bermuda
Buyer:	Party B
Seller:	Party A
Business Days for Payments:	London and New York
Exercise Business Day:	London and New York

Procedure for Exercise:

Bermuda Option Exercise Dates:	Any day that is 2 Exercise Business Days preceding an Optional Early Termination Date
Expiration Date:	The day that is 2 Exercise Business Days preceding the last Optional Early Termination Date
Earliest Exercise Time:	9:00 a.m. local time in New York
Expiration Time:	11:00 a.m. local time in New York
Contact Details for Purpose of Giving Notice of Exercise:	Party A: Please contact Trading Desk at (+1 212) 497 8860 Party B: PLEASE ADVISE

Settlement Terms:

Cash Settlement:	Inapplicable

Optional Early Termination Terms:

Optional Early Termination Dates:	The 11th of each Month, commencing on 11th May 2010 and ending on 11th April 2013.
Business Day Convention for Optional Early Termination Date:	Modified Following

For the avoidance of doubt:

1. notwithstanding that Cash Settlement is inapplicable in this Option Transaction:
   (a) the parties will pay, on the Optional Early Termination Date, the amounts scheduled to be paid by each of them on the Optional Early Termination Date had this Transaction not been terminated pursuant to this provision.
   (b) On the Optional Early Termination Date, (a) if the MTM Value (as defined below) is equal to or greater than the amount (the "Base Termination Value appearing below opposite the Optional Early Termination Date under the column headed "Fee , Part B shall pay to Part A an amount equal to such Base Termination Value or (b) if the MTM Value is less than such Base Termination Value, (i) Part B shall pay to Par A an amount equal to such MTM Value if such MTM Value is a positive number or (ii) Part A shall pay to Part B an amount equal to the absolute value of such MTM Value if such MTM Value is a negative number. For the avoidance of any doubt, if the MTM Value equals zero, then neither part wil make any payment under this clause (b) on the Optional Early Termination Date. As used herein, the term "MTM Value" means the mark-to-market value of the interest rate swap transaction set out above in this Confirmation (and, for the avoidance of doubt, excluding the optional early termination provisions set out herein) as determined by the Calculation Agent on the relevant Bermuda Option Exercise Date and which value wil be expressed as a positive number if such transaction is in-the-money for Part A and as a negative number if such swap transaction is in-the-money for Part B.

Optional Early Termination Date falling in the following period:	Fee
11 May 2010	USD 300,000.00
11 June 2010	USD 300,000.00
11 July 2010	USD 300,000.00
11 August 2010	USD 300,000.00
11 September 2010	USD 300,000.00
11 October 2010	USD 300,000.00
11 November 2010	USD 300,000.00
11 December 2010	USD 300,000.00
11 January 2011	USD 300,000.00
11 February 2011	USD 300,000.00
11 March 2011	USD 300,000.00
11 April 2011	USD 300,000.00
11 May 2011	USD 300,000.00
11 June 2011	USD 300,000.00
11 July 2011	USD 300,000.00

11 August 2011	USD 300,000.00
11 September 2011	USD 300,000.00
11 October 2011	USD 300,000.00
11 November 2011	USD 300,000.00
11 December 2011	USD 300,000.00
11 January 2012	USD 300,000.00
11 February 2012	USD 300,000.00
11 March 2012	USD 300,000.00
11 April 2012	USD 300,000.00
11 May 2012	USD 300,000.00
11 June 2012	USD 300,000.00
11 July 2012	USD 300,000.00
11 August 2012	USD 300,000.00
11 September 2012	USD 300,000.00
11 October 2012	USD 300,000.00
11 November 2012	USD 300,000.00
11 December 2012	USD 300,000.00
11 January 2013	USD 300,000.00
11 February 2013	USD 300,000.00
11 March 2013	USD 300,000.00
11 April 2013	USD 300,000.00

2   the exercise by a party of the rights granted to it pursuant to this Option Transaction will be without prejudice to the parties' rights and obligations under Sections 2(a)(i) and 2(e) of the Agreement in respect of any Scheduled Payment Date which falls on or prior to the Optional Early Termination Date.

Calculation Agent: Party A

Recording of Conversations:

Each party to this Transaction acknowledges and agrees to the recording of conversations between trading and marketing personnel of the parties to this Transaction whether by one or other or both of the parties or their agents.

Account Details:

As advised under separate cover with reference to this Confirmation, each party shall provide appropriate payment instructions to the other party in writing and such instructions shall be deemed to be incorporated into this Confirmation.

Offices:

The Office of Party A for this Transaction is:	Charlotte - NC, United States
	Please send reset notices to fax no. (+1) 866 218 8487
The Office of Party B for this Transaction is:	Dalton - GA, United States

Please confirm that the foregoing correctly sets forth the terms and conditions of our agreement by returning via telecopier an executed copy of this Confirmation in its entirety to the attention of Global FX and Derivative Operations (fax no.(+1) 866 255 1444).

Bank of America, N.A.

Katherine A. Andrews
Managing Director, Sr. Group Operations Manager

Accepted and confirmed as of the date first written:
The Dixie Group Inc

By: Jon A. Faulkner
Name: JON A. FAULKNER
Title: CFO

Our Reference Number: 56389107

CONFIRMATION FAXED ON 4-13-10